April 5, 2011

Maryse Mills-Apenteng
Special Counsel
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:          Alanco Technologies, Inc.
Preliminary Revised Proxy Statement on Schedule 14A
Filed on March 25, 2011
File No. 000-09347

Dear Ms. Mills-Apenteng:

Alanco Technologies, Inc. (“Alanco” or “Company”) has received your second comment letter, dated March 31, 2011, pertaining to a review by the SEC of our Preliminary Revised Proxy Statement on Schedule 14A filed on March 25, 2011.  On April 5, 2011, we intend to file Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A.

Presented below are the SEC comments specified in the March 31, 2011 letter and, in bold italics, the Company’s response or proposal to resolve the deficiencies noted:

General

1.	It appears that documents filed as exhibits to your proxy statement should be filed as appendices such that they are made a part of your proxy statement. Please advise.

The Company is in agreement and has included the former exhibits to our Preliminary Proxy Statement as appendices within the Proxy Statement, a revision to be filed on April 5, 2011 .

Proposal No. 3:  Approval of the Alanco 2011 Stock Incentive Plan, page 16

2.
We refer to prior comment 1.  Please tell us whether you have any current plans, proposals or arrangements to grant any specific awards under the plan other than those referred to on page 17.  If you do not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time other than those specifically described in your proxy statement.

Other than the disclosure on page 17 regarding the Company’s plans under the Alanco 2011 Stock Incentive Plan, the Company currently has no other plans, proposals or arrangements to grant any specific awards under the plan.  The Company has added this language on page 17 of the Preliminary Proxy Statement on Schedule 14A, as revised, to be filed on April 5, 2011.

Information Incorporated by Reference, page 49

3.
We refer to prior comment 6 and note that you have determined you are not eligible to incorporate by reference your previously filed reports.  Please revise your proxy statement to include all the information required by Item 14(c) of Schedule 14A including, but not limited to, your selected financial data, audited historical financial statements, financial statements for interim periods and management’s discussion and analysis of financial condition and results of operations, or advise.

Our previous response that the Company was not eligible to incorporate by reference its financial information in the Proxy Statement was because Note D of the general instructions for Schedule 14A says that only material specifically permitted under an Item of Schedule 14A can be incorporated by reference and paragraph 14(e) of Schedule 14A indicates that only information in response to paragraph 14(c) was eligible for incorporation.  We read Item 14 instructions paragraph 2(b)(ii) to say that information in response to paragraph 14(c)(2) (i.e., certain financial information concerning the target company) to no be necessary when only shareholders of the target company are voting, as is our present case.  However, your letter of March 31, 2011 indicates that such financial information should be included, and therefore we are eligible to incorporate the information by reference and have done so on page 49 of the Preliminary Proxy Statement on Schedule 14A, as revised, to be filed on April 5, 2011.

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact John Carlson directly at (480) 505-4869.

Sincerely,

John A. Carlson
EVP and CFO

Robert R. Kauffman
Chairman and CEO